

December 1, 2011

<u>Via E-mail</u>
Mr. Richard P. Dealy
Executive Vice President, Chief Financial Officer and Treasurer
Pioneer Southwest Energy Partners L.P.
c/o Pioneer Natural Resources GP LLC
5205 N. O'Connor Blvd., Suite 200
Irving, Texas 75039

>   **Re: Pioneer Southwest Energy Partners L.P.**
>   **Registration Statement on Form S-3**
>   **Filed November 21, 2011**
>   **File No. 333-178074**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 1-34032**

Dear Mr. Dealy:

We have reviewed your registration statement and other public filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the information requested or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1.   We will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues related to the review of your Form 10-K for the fiscal year ended December 31, 2010 and related filings have been resolved.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 2. Properties

Leasehold Acreage, page 43

2.   We note your disclosure stating that 1,506 acres (1,485 net acres) are subject to a continuous drilling commitment which obligates you to spud a well by April 22, 2011 and then to spud another well within 120 days of completing the previous well. Please tell us about the current status of your activities related to the acreage subject to this continuous drilling commitment.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note J. Asset Retirement Obligations, page 84

3.   We note the change in estimate to your asset retirement obligations in the amount of $5.4 million. Considering the significance of this change in estimate compared to your asset retirement obligation liability at December 31, 2009, please tell us and disclose the specific factors that resulted in this change. Please quantify the change in estimate attributable to each factor identified in your response. Refer to FASB ASC 410-20-35-8.

Unaudited Supplemental Information

Reserve Quantity Information, page 87

4.   We note that you recorded revisions of previous estimates for proved reserves totaling 9,985 MBOE during the fiscal year ended December 31, 2010 (i.e., representing approximately 23% of your proved reserves as of December 31, 2009). We also note your disclosure per page 40 regarding the amount of this change attributable to price revisions compared to performance revisions. Please provide us with additional detail regarding the causal factors underlying these changes. In addition, please tell us how you considered the disclosure requirements to provide an explanation of significant changes in proved reserves pursuant to FASB ASC 932-235-50-5a.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include, as the case may be, the information the Securities Act of 1933 and all applicable Securities Act rules require or the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in responding to our comments or in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andri Boerman (Staff Accountant) at (202) 551-3645 or Ethan Horowitz (Accounting Branch Chief) at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or me at (201) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief